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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DISCOVERY LABORATORIES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
254668106
(CUSIP Number)
DECEMBER 31, 2005
(Date of Event Which Requires Filing of this Statement)
Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))

Page 1 of 8 Pages

CUSIP No. 254668106	Schedule 13G/A	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS: Quintiles Transnational Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,461,307(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

2,461,307(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,461,307(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.22%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]	Includes 1,567,695 shares of common stock (the “Common Stock”) of the Issuer beneficially owned by PharmaBio Development Inc. (“PharmaBio”) and warrants beneficially owned by PharmaBio that are exercisable for 893,612 shares of Common Stock (the “Warrant Shares”). Therefore, the total shares of Common Stock of the Issuer beneficially owned by PharmaBio is 2,461,307. PharmaBio acquired the above-described 1,567,695 shares of Common Stock of the Issuer from a wholly-owned subsidiary of Quintiles Transnational Corp., QFinance, Inc., which merged into PharmaBio on December 31, 2005, with PharmaBio being the surviving corporation in the merger.

[2]	Calculated based on 57,452,575 shares of outstanding Common Stock of the Issuer on November 2, 2005, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 254668106	Schedule 13G/A	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS: PharmaBio Development Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐ Joint Filing

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,461,307

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

2,461,307

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,461,307

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.22%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[3]	Calculated based on 57,452,575 shares of outstanding Common Stock of the Issuer on November 2, 2005, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 254668106	Schedule 13G/A	Page 4 of 8 Pages

Item 1

(a) Name of Issuer

Discovery Laboratories, Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

350 South Main Street, Suite 307 Doylestown, PA 18901

Item 2

(a) Name of Person Filing

This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Quintiles Transnational Corp. (“Quintiles”) and PharmaBio Development Inc. (“PharmaBio”), a wholly-owned subsidiary of Quintiles.

(b) Address of Principal Business Office or, if none, Residence

Quintiles’ principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. PharmaBio’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

(c) Citizenship

Quintiles is a North Carolina corporation. PharmaBio is a North Carolina corporation.

(d) Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”).

(e) CUSIP Number

254668106

Item 3

Not Applicable

Item 4	Ownership

(a) Amount Beneficially Owned: Includes 1,567,695 shares of Common Stock of the Issuer beneficially owned by PharmaBio and warrants beneficially owned by PharmaBio that are exercisable for 893,612 shares of Common Stock. Therefore, the total shares of Common Stock of the Issuer beneficially owned by each of Quintiles and PharmaBio is 2,461,307. PharmaBio acquired the 1,567,695 shares of Common Stock of the Issuer from a wholly-owned subsidiary of Quintiles Transnational Corp., QFinance, Inc., which merged into PharmaBio on December 31, 2005, with PharmaBio being the surviving corporation in the merger.

(b) Percent of Class:

For each of Quintiles and PharmaBio, such 2,461,307 shares are 4.22% of the Issuer’s Common Stock based on the 57,452,575 shares reported as outstanding as of November 2, 2005, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2005 and filed with the Securities and Exchange Commission on November 9, 2005.

CUSIP No. 254668106	Schedule 13G/A	Page 5 of 8 Pages

(c) Number of Shares as to which such Person has:
Quintiles:
(i)   sole power to vote or to direct the vote: 0
(ii)  shared power to vote or to direct the vote: 2,461,307
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 2,461,307

PharmaBio:
(i)   sole power to vote or to direct the vote: 0
(ii)  shared power to vote or to direct the vote: 2,461,307
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 2,461,307

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 254668106	Schedule 13G/A	Page 6 of 8 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

QUINTILES TRANSNATIONAL CORP.

	By:	/s/ John S. Russell

	Name:	John S. Russell
	Title:	Executive Vice President & General Counsel

PHARMABIO DEVELOPMENT INC.

	By:	/s/ Ronald J. Wooten

	Name:	Ronald J. Wooten
	Title:	President

CUSIP No. 254668106	Schedule 13G/A	Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.01	Joint Filing Agreement between Quintiles Transnational Corp. and PharmaBio Development Inc.